From: Heather Turner [mailto:hturner@brllawgroup.com]
Sent: Wednesday, November 09, 2011 1:00 PM
To: OCA
Cc: DCAO Letters
Subject: Waiver Request for Brainstorm Cell Therapeutics Inc.

To the Office of the Chief Accountant
Re: Brainstorm Cell Therapeutics Inc. ("Brainstorm")

Brainstorm is a leading company in developing stem cell therapeutic products based on technologies enabling the in-vitro differentiation of bone marrow stem cells into glia-like cells. The Company aims to become a leader in adult stem cell transplantation for neurodegenerative diseases. The Company's technology entails exploiting the patient's own bone marrow stem cells to generate glial-like cells that may provide in the future an effective treatment for Amyotrophic Lateral Sclerosis, Parkinson's Disease, Multiple Sclerosis and Spinal Cord Injury.

The Company was incorporated under the laws of the State of Washington on September 22, 2000, under the name Wizbang Technologies, Inc. and acquired the right to market and sell a digital data recorder product line in certain states in the U.S. Subsequently, the Company changed its name to Golden Hand Resources Inc. On July 8, 2004, the Company entered into a licensing agreement with Ramot to acquire certain stem cell technology and decided to discontinue all activities related to the sale of the digital data recorder product. On November 22, 2004, the Company changed its name from Golden Hand Resources Inc. to Brainstorm Cell Therapeutics Inc. to better reflect its new line of business in development of novel cell therapies for neurodegenerative diseases. On October 25, 2004, the Company formed its wholly-owned subsidiary, Brainstorm Cell Therapeutics Ltd. in Israel. On December 18, 2006, the stockholders of the Company approved a proposal to change the state of incorporation of the Company from the State of Washington to the State of Delaware. The reincorporation was completed on December 21, 2006 through the merger of the Company into a newly formed, wholly-owned Delaware subsidiary of Brainstorm, also named Brainstorm Cell Therapeutics Inc.

The Company has been a development stage company since its inception. For the period from inception to date, the Company did not generate any revenues from operations. The Company does not expect to generate revenues from operations until 2013. In addition, the Company incurred operating costs and expenses of approximately $2,589,000 during the year ended December 31, 2010, and approximately $37,528,000 for the period from inception through December 31, 2010.

During a review by the SEC of the Company's 10-K for the fiscal year ended December 31, 2010, the Company received a comment relating to the inclusion of all reports on which the Company's independent registered public accounting firm has placed reliance on when auditing the financial statements of Brainstorm as required by Rule 2-05 of Regulation S-X. As described above, Brainstorm is a development stage company that *inter alia,* complies with ASC 915-225-45-1 that requires the cumulative amounts of revenues and expenses since inception. As can be seen above, the Company changed its operations in July 2004, when its current operations began. In trying to comply with Rule 2-05 of Regulation S-X, the Company will provide accountant reports dated back to 2004 (the beginning of its current operations), but as is customary with development stage companies, the Company's accountants placed some reliance on the audit of part of the cumulative amounts performed by their predecessors. Before the Company began its current operations, it was a shell company with limited or no operations and losses. The accumulated losses from September 22, 2000 (inception) through March 31, 2004 were $162,687.

On behalf of the Company, we hereby respectfully request a waiver, from the Staff, from the requirement to provide an independent accountant report for the period from September 22, 2000 (inception) to March 31, 2004. That period covers an immaterial amount of losses of $162,687, of total accumulated losses of $37,528,000 at December 31, 2010. Such amount is less than 1% of the Company's total losses. These losses relate to the period prior to when the current management took over the Company. These losses were audited by an independent accountant which the Company's current management has not worked with and believes that it would have substantial difficulty in obtaining a reissued audit report from such independent accountant each year.

If you have any questions with regards to this request or need any more information, please contact the Company's Chief Financial Accountant, Liat Sossover at +972 3 923 6384 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Heather L. Turner
BRL Law Group LLC
425 Boylston Street, 3rd Floor
Boston, MA 02116
P: 617.399.6931 | F: 617.399.6930
hturner@brllawgroup.com